FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August 2009

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following text is the English version

of a news release issued in
Germany
 by HSBC Trinkaus & Burkhardt, a 78.6 per cent indirectly owned subsidiary of HSBC Holdings plc.

13

August 2009

HSBC TRINKAUS
REPORTS HIGHER OPERATING PROFIT IN
FIRST HALF OF 2009 DESPITE DIFFICULT ECONOMIC ENVIRONMENT

•

Operating profit up 4.4 per cent to €105.9 million
•

Net interest income up 16.6 per cent to €73.8 million
•

Tier 1 ratio higher at 9.7 per cent

HSBC Trinkaus performed well in the first half of 2009 in the unprecedented economic environment. The bank
'
s stable performance in the first half of the year contributed to a 4.4 per cent increase in operating profit, from €101.4 million for the six months to 30 June 2008 to €105.9 million.

The strengths shown by HSBC Trinkaus are clear to see in the current market situation. The bank
'
s business model - clearly oriented towards high net worth individuals, corporate and institutional clients and supported by risk-aware trading operations - has proven to be successful in these uncertain times and will support the bank
'
s future performance. In addition, as a member of the HSBC Group, the bank offers its clients the best of both worlds, namely the continuity, professionalism and individuality of a private bank together with the international service capacity and capital strength of a global financial services provider.

HSBC Trinkaus has not been completely immune to the market turmoil, however. Falling prices with respect to certain financial assets resulted in some further impairments. As a result, profit before tax declined by 9.1 per cent in the period from €101.2 million to €92.0 million. The return on equity before tax was 19.2 per cent for the first half of 2009, compared with 22.1 per cent in the first half of 2008. This compares favourably to other German banks. The bank
'
s tier 1 ratio increased to 9.7 per cent at 30 June 2009 from 8.8 per cent at 31 December 2008. Overall, HSBC Trinkaus recorded good profitability and strong capital resources.

The results in detail

Net interest income was up 16.6 per cent in the period, to €73.8 million (six months ended 30 June 2008: €63.3 million). This increase is primarily due to expanded bond holdings in the banking book, where HSBC Trinkaus increased its exposure in high grade new issues. Partially offsetting this was a significant decline in the margin on deposit business as a result of the lower level of interest rates which could not be fully offset by a widening of the credit margin in the corporate loan book.

Net loan impairment and other credit risk provisions amounted to €0.1 million (six months ended 30 June 2008: €0.7 million). There was a net reversal of €0.9 million in the period with respect to individually assessed impairments. However, an additional charge of €1.0 million was made to collectively assessed impairments reflecting the continued weakness in the economy. The bank
'
s conservative stance is unchanged in relation to the assessment of default risks.

At €172.5 million, net fee income in the period was only slightly lower than the €178.6 million for the first half of 2008. Lower transaction-related securities commission, in particular in the equities business, was mainly responsible for this decline. In the real estate business HSBC Trinkaus benefited from the successful placement of a real estate fund.

There was a reduction in net trading income of 5.1 per cent in the period to €59.2 million (six months ended 30 June 2008: €62.4 million), essentially due to lower volumes of equity and equity/index derivatives trading. On the other hand, revenues from warrant transactions increased as a result of higher market shares. Significant spread widening in trading on interest products led to mark-to-market valuation losses in respect of bonds. However, due to its good liquidity position HSBC Trinkaus was able to more than compensate with a favourable performance in money market business leading to an increased contribution from interest rate trading. The bank also increased earnings from foreign exchange and reported higher gains on derivatives held in the banking book for hedging strategic positions.

Net other income/expenses of €11.5 million, compared with €2.0 million in the previous period, were influenced by one-off items. These included the successful placement of a real estate fund and the gain on the sale of a building in
Luxembourg
. Income from financial assets was impacted by further impairments to equities, fund units and bonds which mainly occurred during the first quarter of 2009.

Tight cost discipline meant administrative expenses remained in line with last year at €204.9 million (six months ended 30 June 2008: €204.4 million). HSBC Trinkaus continued to invest in improving its IT systems. At 69.0 per cent, the cost:income ratio, a good indicator of success for the banking business, remains within the target range for the bank
'
s business model of 65 per cent to 70 per cent.

Total assets declined by a moderate 4.9 per cent to €21.1 billion compared to the end of 2008. Customer deposits remain HSBC Trinkaus
'
 main source of financing reflecting the continued confidence its customers place in the bank
'
s strength.

Segment reporting

Global Markets, Institutional Clients and Corporate Banking reported improved results compared to the previous year despite the uncertain global financial market and economic crisis. The Private Banking segment was not able to repeat its prior-year performance under these conditions. The impact of the financial market crisis mainly resulted in the losses being reported by the bank coming from financial assets held in the bank
'
s central divisions.

The Institutional Clients segment was particularly successful compared to the previous year in issuing as well as the distribution and trading of fixed-interest securities. This more than compensated for the loss of revenues in the asset management and equities business. The Corporate Banking segment succeeded in increasing net fee income primarily from foreign exchange transactions and investment banking but also from the origination and placement of bonds compared to the previous year. There was a significant reduction in net interest income from corporate clients
'
 sight deposits due to lower margins reflecting the interest rate cuts made by the European Central Bank, despite a strong increase in volumes. However, this was compensated for by increased net interest income in the lending business due to higher margins. In the Global Markets segment, the reduction of revenues in equity derivatives trading due to the market environment was more than offset by money market and foreign exchange transactions in the Treasury business. On the other hand, within the Private Banking business, higher revenues in the real estate business only partly made up for the major decline in revenues in the securities business as a result of the restraint shown by many investors in the difficult market conditions.

Outlook

The overall economic environment will remain a challenge for HSBC Trinkaus and the entire sector for the foreseeable future. HSBC Trinkaus is well positioned to take advantage should opportunities arise in the current market situation. This is due to its conservative stance within the framework of a proven business model, the clear orientation to its target groups and its integration into HSBC
'
s financially strong and profitable global network. The bank believes it is well prepared for the months ahead.

Challenges will arise, in particular in the corporate business, in the second half of the year. HSBC Trinkaus continues to focus on the bank
'
s credit book. Conditional on the bank not experiencing major credit losses in its lending business, a solid, albeit slightly lower operating profit is forecast for 2009 compared with 2008. The pressures resulting from valuations on financial assets should ease slightly as a result of the government measures introduced to stabilise the capital markets.

The trust clients place in the bank is an important factor of its success. HSBC Trinkaus therefore aims to expand its market share in clearly defined target groups -
'
private banking
'
,
'
corporate clients
'
 and
'
institutional clients
'
 - through 2009. The bank
'
s primary focus is to continue supporting its existing customer base, to weather these difficult times together, in partnership.

Notes to editors:

1. HSBC Trinkaus
HSBC Trinkaus is one of
Germany
'
s leading private banks and part of the HSBC Group. With 2,245 employees
,
 HSBC Trinkaus can be found in six locations in
Germany
 in addition to the head office in Düsseldorf
,
 and has access to the global network of the HSBC Group. With tota
l assets of €21.1 billion and €
88.7 billion in funds under management and administration
 (figures at 30 June 2009)
, the bank has had a AA Fitch Rating since December 2007 which was again confirmed in January 2009. The bank
'
s central target groups are wealthy private clients, corporate clien ts and institutional clients.

Press releases can be found on the www.hsbctrinkaus.de homepage under the heading 'About us' > 'Press'.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from around 8,500 offices in 86 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,422 billion at 30 June 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 13 August 2009